GUIDANT

Guidant Corporation
111 Monument Circle, 29th Floor
Indianapolis, Indiana 46204-5129

March 30, 2000

Dear Shareholder:

It is our pleasure to extend to you a cordial invitation to attend the 2000 Annual Meeting of Shareholders of Guidant Corporation on Monday, May 15, 2000. The meeting will be held at the Hilbert Circle Theatre, 45 Monument Circle, Indianapolis, Indiana, at 10:00 a.m. (Indianapolis time). Please complete and return the enclosed Request for Admittance Card as soon as possible if you plan to attend the meeting. An admittance card will be sent to shareholders who return the reply card.

The Notice of Annual Meeting of Shareholders and the Proxy Statement accompanying this letter describe the business we will consider at the meeting. Your vote on these matters is very important. Whether you plan to attend the meeting or not, please read the Proxy Statement and vote your shares. To make it easier for you to vote, this year we are introducing Internet and telephone voting. The instructions included on your proxy card describe how to use these convenient new services. Of course, if you prefer, you can vote by mail by completing and signing your proxy card, and returning it in the enclosed postage-paid envelope provided.

We look forward to seeing you at the meeting in Indianapolis.

JAMES M. CORNELIUS
Chairman of the Board of Directors

RONALD W. DOLLENS
President and Chief Executive Officer

GUIDANT CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 15, 2000

The Annual Meeting of Shareholders of Guidant Corporation will be held at the Hilbert Circle Theatre, 45 Monument Circle, Indianapolis, Indiana, on Monday, May 15, 2000, at 10:00 a.m. (Indianapolis time), for the following purposes:

1. To elect four directors of Guidant, each for a three-year term;
2. To ratify the appointment by the Board of Directors of Ernst & Young LLP as independent auditors for the year 2000; and
3. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 6, 2000 are entitled to notice of and to vote at the Annual Meeting. If you plan to attend the meeting, please complete the enclosed Request for Admittance Card and return it to Guidant. We then will mail you an admittance card, directions to the meeting and parking information.

By order of the Board of Directors,

J.B. King
Secretary

March 30, 2000
Indianapolis, Indiana

Your vote is important. If you do not expect to attend the Annual Meeting, or if you do plan to attend but wish to vote by proxy, please either (1) date, sign and promptly mail the enclosed proxy card in the return envelope provided; or (2) call the 800 toll-free number listed on the proxy card; or (3) vote via the Internet as indicated on the proxy card.

GUIDANT CORPORATION

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

May 15, 2000

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Guidant Corporation of proxies to be voted at the Annual Meeting of Shareholders to be held on Monday, May 15, 2000, and at any adjournment of the meeting. This Proxy Statement, proxy card and Guidant's Annual Report to Shareholders are being mailed on or about March 30, 2000. The following questions and answers provide important information about the Annual Meeting and this Proxy Statement.

What am I voting on?

- Election of four directors (Mr. James M. Cornelius, Mr. Michael Grobstein, Dr. Mark Novitch and Mr. Eugene L. Step); and
- Ratification of Ernst & Young LLP as Guidant's independent auditors.

Who is entitled to vote?

Shareholders as of the close of business on March 6, 2000, the record date for the Annual Meeting, are entitled to vote at the Annual Meeting. You are entitled to one vote for each share of common stock you own on the record date. As of March 6, 2000, there were 306,864,687 shares of Guidant common stock outstanding.

How do I vote?

If you hold your shares as a shareholder of record, you can vote in person at the Annual Meeting or you can vote via the Internet, by telephone or by mail. You are a ''shareholder of record'' if you hold your shares directly in your own name. If you hold your shares indirectly in the name of a bank, broker or other nominee, you are a ''street name shareholder.'' If you are a street name shareholder, you will receive instructions from your bank, broker or other nominee describing how to vote your shares.

The enclosed proxy card contains instructions for Internet, telephone and mail voting. Whichever method you use, the proxies identified on the back of the proxy card will vote the shares of which you are shareholder of record in accordance with your instructions. If you submit a proxy card without giving specific voting instructions, the proxies will vote those shares as recommended by the Board of Directors.

How does the Board recommend I vote on the proposals?

The Board recommends you vote **FOR** the election of each nominee for director and the ratification of the selection of Ernst & Young LLP as independent auditors for 2000.

Can I revoke my proxy card?

You can revoke your proxy card by:

- Submitting a new proxy card;

- Giving written notice before the meeting to Guidant's Secretary stating that you are revoking your proxy card; or
- Attending the Annual Meeting and voting your shares in person.

Unless you decide to vote your shares in person, you should revoke your prior proxy card in the same way you initially submitted it—that is, via the Internet, by telephone or by mail.

How do I sign the proxy card?

Sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as a guardian, trustee, executor, administrator, attorney or the officer or agent of a company), include your name and title or capacity. If the shares are held in custody (for example, under the Uniform Transfer to Minors Act), the custodian should sign, not the minor. If the shares are held in joint ownership, both owners must sign.

What does it mean if I receive more than one proxy card?

It means you hold shares registered in more than one account. You should sign and return all proxy cards to ensure all your shares are voted.

What constitutes a quorum?

A quorum of shareholders is necessary to hold a valid meeting of shareholders. A majority of the outstanding shares, present in person or represented by proxy, constitutes a quorum for the Annual Meeting. Abstentions and broker non-votes (as described below) are counted as present for establishing a quorum.

How many votes are needed for approval of each item?

The two proposals have different vote requirements. Directors will be elected by a plurality of the votes cast by the shareholders at the Annual Meeting, which means that the four nominees receiving the most votes will be elected directors. In an uncontested election for directors, the plurality requirement is not a factor. We will vote proxy cards **FOR** the four management nominees unless the proxy cards contain instructions to the contrary. Abstentions, broker non-votes and instructions on proxy cards to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes. However, the number of votes otherwise received by the nominee will not be reduced by these actions.

The proposal to ratify the selection of the auditors will be approved if the votes cast for the ratification exceed those cast against the ratification. Abstentions and broker non-votes will not be counted either for or against the ratification.

What is a broker non-vote?

A broker non-vote occurs when a broker submits a proxy card that does not indicate a vote for some of the proposals because the broker did not receive instructions from the beneficial owners on how to vote on those proposals and does not have discretionary authority to vote in the absence of instructions.

Who can attend the Annual Meeting?

All shareholders of record on March 6, 2000 can attend the meeting. However, you must have an admittance card to attend the meeting. To obtain an admittance card, return the enclosed Request for Admittance Card.

What percentage of stock do the directors and officers own?

Together, they own approximately 0.7% of Guidant's common stock as of March 6, 2000. (See page 9 for details.)

When are shareholder proposals for the 2001 meeting due?

To be considered for inclusion in next year's Proxy Statement, Guidant must receive the shareholder proposal by November 30, 2000. A shareholder must submit the proposal in writing to Guidant's Secretary, 111 Monument Circle, 29th Floor, P.O. Box 44906, Indianapolis, Indiana 46244-0906.

Item 1. ELECTION OF DIRECTORS

Nominees for Election

Under Guidant's Amended and Restated Articles of Incorporation, the Board is divided into three classes for the purpose of election. One class, which is approximately one-third of the directors, is elected at each annual meeting of shareholders to serve for a three-year term. At the 2000 Annual Meeting, the terms of four directors expire. The directors elected at this annual meeting will hold office for a three-year term expiring in 2003. The remaining directors are not up for election this year and will continue in office for the remainder of their terms.

The shareholders are requested to vote for four nominees for director whose terms expire at this Annual Meeting: Mr. James M. Cornelius, Mr. Michael Grobstein, Dr. Mark Novitch and Mr. Eugene L. Step. Mr. Cornelius has been a director since the formation of Guidant in 1994. Dr. Novitch and Mr. Step initially were elected by the Board of Directors as directors in 1995. Mr. Grobstein was initially elected by the Board of Directors as a director in 1999. Each has consented to serve for an additional term.

If any nominee for director declines or is unable to serve, the Board may, by resolution, provide for a lesser number of directors or designate a substitute. If the Board designates a substitute, shares represented by proxies may be voted for the substitute director.

The Board of Directors recommends that the shareholders vote FOR electing the nominees.

Name	Position with Guidant or Principal Occupation	Age	Served as Director from
Nominees for director for three-year terms ending in 2003			
James M. Cornelius	Chairman of the Board of Directors of Guidant	56	1994
Michael Grobstein	Retired Vice Chairman, Ernst & Young LLP	57	1999
Mark Novitch, M.D.	Adjunct Professor of Health Care Sciences, George Washington University Medical Center	67	1995
Eugene L. Step (1)	Retired Director, Executive Vice President and President of the Pharmaceutical Division, Eli Lilly and Company	71	1995
Directors continuing in office until 2001			
Kim B. Clark, Ph.D.	Dean of the Faculty and the George F. Baker Professor of Administration at Harvard Business School	51	1998
Maurice A. Cox, Jr.	President and Chief Executive Officer, The Ohio Partners, LLC	49	1995
Ronald W. Dollens	President and Chief Executive Officer of Guidant	53	1994
Enrique C. Falla	Director and Senior Consultant, The Dow Chemical Company	60	1995
Directors continuing in office until 2002			
J. B. King	Vice President, General Counsel and Secretary of Guidant	70	1994
Susan B. King	President, The Leadership Initiative, a support corporation of Duke University	59	1996
J. Kevin Moore	Senior Vice President and Chief Operating Officer, Carolinas Medical Center	45	1995
Ruedi E. Wäger, Ph.D.	Chief Executive Officer, Aventis Behring LLC	56	1995

(1) The Board of Directors' Corporate Governance Guidelines provide that non-employee directors must retire effective as of the Annual Meeting of Shareholders that follows his or her 72nd birthday. Guidant anticipates that Mr. Step will retire at the Annual Meeting of Shareholders in 2001.

A brief summary of the recent business and professional experience of each nominee and director continuing in office is set forth below.

Kim B. Clark, Ph.D.



Dr. Clark is Dean of the Faculty and the George F. Baker Professor of Administration at Harvard Business School. Dr. Clark has been a member of the Harvard faculty since 1978. Dr. Clark was a Member of the Committee on High Technology Ceramics in Japan, National Materials Advisory Board, National Academy of Engineering, in 1983. He was also the Rapporteur for the Automobile Panel, Committee on International Trade and Technology, National Academy of Engineering from 1980-1982. He is also a director of Tower Automotive, Inc.

James M. Cornelius



Mr. Cornelius is Chairman of the Board of Directors and a Director of Guidant. Previously, he was Vice President, Finance and Chief Financial Officer of Eli Lilly and Company (''Lilly'') from 1983 until his retirement in October 1995 and was a Director of Lilly. Mr. Cornelius has served as Treasurer of Lilly and as President of IVAC Corporation, a former Lilly medical device subsidiary. He joined Lilly in 1967. Mr. Cornelius is a director of American United Life Insurance Company, Chubb Corporation, Lilly Industries, Inc., and the National Bank of Indianapolis. Mr. Cornelius also serves as a Trustee of the University of Indianapolis and the Indianapolis Museum of Art.

Maurice A. Cox, Jr.



Mr. Cox is President and Chief Executive Officer of The Ohio Partners, LLC (a venture capital company), a position he has held since July 1995. Previously, he served as President and Chief Executive Officer of CompuServe Incorporated from 1990 to June 1995. Mr. Cox joined CompuServe in 1979 and has served as Vice President, Product Management and as Executive Vice President of CompuServe's Information Services Division. He also is a director of Teach.com, Apropos Technologies, Callisto, Inc., AccuMedia and ULTRYX.

Ronald W. Dollens



Mr. Dollens is President, Chief Executive Officer and a Director of Guidant. Previously, he served as President of Lilly's Medical Devices and Diagnostics (''MDD'') Division from 1991 until 1995. Mr. Dollens served as Vice President of Lilly's MDD Division and Chairman of Guidant's subsidiary, Advanced Cardiovascular Systems, Inc. (''ACS'') from 1990 to 1991. He also held the position of President and Chief Executive Officer of ACS. Mr. Dollens joined Lilly in 1972. Mr. Dollens currently serves on the boards of Beckman Coulter, Inc., the Eiteljorg Museum, the Health Industry Manufacturers Association, St. Vincent Hospital Foundation, the Indiana State Symphony Society Board, and the Healthcare Leadership Council.

Enrique C. Falla



Mr. Falla is a Senior Consultant for The Dow Chemical Company. Previously, he was an Executive Vice President from 1991 to 1997. He has also served as Chief Financial Officer. He joined The Dow Chemical Company in 1967 and is a member of the Finance and Investment Policy Committees. Mr. Falla is a director of The Dow Chemical Company and Dow Corning Corporation and is a member of the Board of Trustees of the University of Miami.

Michael Grobstein



Mr. Grobstein served as Vice Chairman, Ernst & Young LLP from 1984 until 1993, and as Vice Chairman, Ernst & Young International from 1993 until his retirement in 1998. He joined Ernst & Young in 1964, and was admitted to partnership in 1975. Mr. Grobstein is a trustee of the Central Park Conservancy and a director of the Coro Foundation.

J. B. King



Mr. King is Vice President, General Counsel, Secretary and a Director of Guidant. Mr. King also acts as counsel to the law firm of Baker & Daniels, which provides legal services to Guidant. He previously was Vice President and General Counsel for Lilly, a position he held from 1987 until he retired in 1995. Before joining Lilly, Mr. King was a partner and chairman of the management committee of Baker & Daniels. Mr. King is a director of the Indiana Legal Foundation, IWC Resources, Inc., and the James Whitcomb Riley Memorial Association.

Susan B. King



Ms. King is the President of The Leadership Initiative, a support corporation of Duke University. Most recently, Ms. King was the Leader in Residence and Chair of the Board of Advisors for the Hart Leadership Program at Duke University, a position she held from January 1995 through November 1999. Prior to assuming this position, she served as Senior Vice President, Corporate Affairs for Corning Incorporated from 1992 to December 1995. Ms. King served as President for its Steuben Glass Division from 1987 to 1992. She joined Corning Incorporated in 1982. She also served as Chair of the U.S. Consumer Product Safety Commission from 1978 to 1981. Ms. King is a director of The Coca-Cola Company and the Health Effects Institute. She is also a Trustee for the Eurasia Foundation, the National Public Radio Foundation and Duke University.

J. Kevin Moore



Mr. Moore is Senior Vice President and Chief Operating Officer of the Carolinas Medical Center, having first held the position of Vice President since 1997. Previously, Mr. Moore was Associate Chief Operating Officer for Duke University Medical Center from March 1994 to 1997. Prior to assuming that position, he served as Assistant Director, Surgical Private Diagnostic Clinics, and Adjunct Associate Professor, Graduate School of Health Administration, from April 1989 to March 1994. Mr. Moore served as Assistant Director for Duke Hospital from May 1988 to April 1989 and he served as Director of Management Services, Medical Center Administration, and Adjunct Assistant Professor, Graduate School of Health Administration, from May 1984 to April 1988. Mr. Moore is a director of the American Red Cross Regional Chapter.

Mark Novitch, M.D.



Dr. Novitch joined George Washington University Medical Center as Professor of Health Care Sciences in 1994 and became Adjunct Professor in 1997. Prior to joining George Washington University Medical Center, he retired as Vice Chairman of the Board and Chief Compliance Officer of The Upjohn Company in December 1993. Prior to joining Upjohn in 1985, Dr. Novitch was Deputy Commissioner of the federal Food and Drug Administration (''FDA'') from 1981 until 1985. He served as Acting Commissioner of the FDA from 1983 to 1984. Dr. Novitch is currently serving a five-year term as a Trustee and Past President of the U.S. Pharmacopeial Convention, which term ends on April 12, 2000. Dr. Novitch is a director of Alteon, Inc., Calypte Biomedical, Inc., Neurogen Corporation, Osiris Therapeutics, Inc., and Kos Pharmaceuticals, Inc.

Eugene L. Step



Mr. Step served as Director, Executive Vice President, President of the Pharmaceutical Division and a member of the Executive Committee of Lilly until his retirement in 1992. He joined Lilly in 1956. Mr. Step is a director of Cell Genesys, Inc., Medco Research, Inc., Pathogenesis, Inc., Scios-Nova, Inc., and DBT Online, Inc.

Ruedi E. Wäger, Ph.D.



Dr. Wäger is Chief Executive Officer of Aventis Behring LLC, a position he has held since February 1998. Aventis Behring LLC is a leading manufacturer and distributor of blood plasma and therapeutic proteins. Dr. Wäger is also Chairman of the Supervisory Board of Aventis Behring Gmbh, Marburg, Germany. Prior to assuming this position he was President and Chief Executive Officer of ZLB Central Laboratory Blood Transfusion Service SRC (a plasma fractionation business in Switzerland), a position he held since February 1994. He served as Senior Vice President at Sandoz Pharma Ltd. (a multinational pharmaceutical company) from March 1989 to January 1994. From January 1993 to January 1994, Dr. Wäger served as Head of Corporate Project Management and member of the Executive Committee at Sandoz Pharma, Ltd., and from March 1989 to December 1993, he served as Head of Worldwide Marketing and member of the Executive Committee at Sandoz Pharma Ltd. Dr. Wäger joined Sandoz, Ltd. in 1973.

During 1999, the Board of Directors of Guidant held eight meetings. No director attended fewer than 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings of all committees of the Board of Directors on which the director served.

Committees of the Board of Directors

Guidant's Board of Directors currently has four committees, the principal functions of which are described below.

Audit Committee

Members: Directors Falla (Chair), Cox, Moore and Wäger
Number of Meetings in 1999: 4
Functions:

- Annually recommends independent auditors for appointment by the Board of Directors and oversees their activities, including reviewing reports submitted by them; and
- Oversees internal controls, auditors, and audits, including determining the duties and responsibilities of the internal auditors, reviewing the internal audit program, and reviewing reports submitted by the internal auditing staff.

Compliance Committee

Members: Directors Novitch (Chair), Clark, Dollens, Grobstein, S. King, and Wäger
Number of Meetings in 1999: 2
Functions:

- Reviews Guidant's compliance with applicable laws, regulations and internal procedures, except for financial controls and the internal audit function.

Management Development and Compensation Committee

Members: Directors Step (Chair), Falla, S. King and Novitch
Number of Meetings in 1999: 3
Functions:

- Determines executive officers' compensation;
- Reviews succession planning; and
- Administers the Guidant Corporation 1998 Stock Plan and the 1994 Stock Plan.

Corporate Governance Committee

Members: Directors Cox (Chair), Cornelius, Moore and Step
Number of Meetings in 1999: 2
Functions:

- Proposes candidates for director to be recommended by the Board to shareholders;
- Recommends to the Board the size and composition of the Board;
- Considers candidates for the Board recommended by shareholders; and
- Oversees matters of corporate governance.

When evaluating which candidates for director to propose that the Board of Directors recommend to shareholders, this committee will consider director candidates recommended in writing by shareholders. A

candidate must be highly qualified and be both willing and expressly interested in serving on the Board. A shareholder who wishes to recommend a candidate for the committee's consideration should forward the candidate's name and information about the candidate's qualifications to Guidant's Secretary. The Secretary must receive the recommendation at least 120 days prior to the date of the Annual Meeting of Shareholders in 2001. If a shareholder wishes to nominate a candidate for director for consideration by shareholders at the Annual Meeting, the shareholder must give Guidant written notice of the nomination 60 days before the meeting. However, if Guidant gives less than 70 days notice of the date of the annual meeting, the shareholder must give written notice to Guidant by the tenth day after the date on which Guidant gives notice of the date of the annual meeting. The shareholder must forward the candidate's name and information about the candidate's qualifications to Guidant's Secretary. Guidant's By-Laws describe the information the notice must contain.

Ownership of Company Common Stock by Directors and Executive Officers

The following table sets forth the number of shares of common stock of Guidant beneficially owned by the directors, the Named Executive Officers listed on page 11 and all directors and executive officers as a group, as of March 6, 2000.

Name of Individuals or Identity of Group	Shares Owned Beneficially(1)	
Kim B. Clark, Ph.D.	2,430	(2,3)
James M. Cornelius	760,511	(4,5)
Maurice A. Cox, Jr.	25,550	(3)
Ronald W. Dollens	318,654	(6,7)
Enrique C. Falla	9,894	(3)
A. Jay Graf	124,458	(8,9)
Michael Grobstein	1,950	(3)
J.B. King	165,768	(9,10)
Susan B. King	10,761	(3)
J. Kevin Moore	9,550	(3)
Mark Novitch, M.D.	13,579	(3)
Eugene L. Step	9,551	(3)
Richard M. van Oostrom	87,089	(9,11)
Ruedi E. Wäger, Ph.D.	23,730	(3)
All directors and executive officers as a group (27 persons)	2,170,592	

(1) Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting and investment power with respect to the shares shown in the table to be owned by that person. No person listed in the table owns more than 0.25% of the outstanding common stock of Guidant. All directors and executive officers as a group own 0.7% of the outstanding common stock of Guidant. The shares shown do not include the following shares that may be purchased pursuant to stock options that are exercisable within 60 days of March 6, 2000: Mr. Clark, 8,000 shares; Mr. Cornelius, 500,000 shares; Mr. Cox, 24,000 shares; Mr. Dollens, 901,404 shares; Mr. Falla, 24,000 shares; Mr. Graf, 340,136 shares; Mr. King, 358,944 shares; Ms. King, 24,000 shares; Mr. Moore, 16,000 shares; Dr. Novitch, 24,000 shares; Mr. Step, 24,000 shares; Mr. van Oostrom, 490,860 shares; Dr. Wäger, 8,000 shares; and all directors and executive officers as a group, 5,057,825 shares. The shares shown include shares credited to the accounts of certain of those persons listed in the table under The Guidant Employee Savings and Stock Ownership Plan (''ESSOP'') as of December 31, 1999.

(2) The shares shown for Dr. Clark include 600 shares held by the Clark Family Trust.

(3) Includes 950 shares of restricted stock granted pursuant to the Guidant Corporation 1996 Nonemployee Directors Stock Plan (''Directors Stock Plan''). The restrictions on these shares lapse on May 17, 2000.

(4) The Cornelius Family Foundation, Inc. owns 70,000 of those shown in the table, and he disclaims any beneficial ownership therein. The shares shown for Mr. Cornelius include 7,737 shares credited to his account under the ESSOP.

(5) Includes 50,000 shares of restricted stock granted pursuant to the 1998 Stock Plan. The restrictions on these shares lapse on approximately one-third of the shares each year, beginning January 15, 2002.

(6) Mr. Dollens' children own 1,584 shares of those shown in the table, and he disclaims any beneficial ownership therein. The shares shown for Mr. Dollens include 53,434 shares credited to his account under the ESSOP.

(7) Includes 40,000 shares of restricted stock granted pursuant to the 1998 Stock Plan. The restrictions on these shares lapse on approximately one-third of the shares each year, beginning on January 15, 2002.

(8) The shares shown for Mr. Graf include 44,050 shares credited to his account under the ESSOP.
(9) Includes 20,000 shares of restricted stock granted pursuant to the 1998 Stock Plan. The restrictions on these shares lapse on approximately one-third of the shares each year, beginning on January 15, 2002.
(10) Mr. King's wife owns 4,000 shares of those shown in the table, and he disclaims any beneficial ownership therein. The shares shown for Mr. King include 6,296 shares credited to his account under the ESSOP.
(11) The shares shown for Mr. van Oostrom include 52,225 shares credited to his account under the ESSOP.

No director, nominee for director or executive officer of Guidant is the beneficial owner of any securities of any of Guidant's subsidiaries.

Principal Holders of Company Common Stock

To the best of Guidant's knowledge, AMVESCAP, Plc, Capital Group International, Inc., Capital Research & Management Company, and their respective related parties are the only beneficial owners of 5% or more of the outstanding shares of common stock of Guidant as of December 31, 1999. The following table sets forth information regarding this ownership:

Name and Address	Number of Shares	Percent
1. AMVESCAP, Plc 11 Devonshire Square London, England EC2M 4YR	27,193,219(1)	8.85%
2. Capital Group International, Inc. 11100 Santa Monica Blvd. Los Angeles, CA 90025	16,787,290(2)	5.5%
3. Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	16,271,000(3)	5.3%

(1) AMVESCAP, Plc has shared voting and dispositive power over 27,193,219 shares. AMVESCAP is the parent holding company of subsidiaries which acquired shares of Guidant common stock. The subsidiaries hold the shares on behalf of other persons who have the right to receive, or the power to direct the receipt of, the proceeds from the sale of the shares.

(2) Capital Group International, Inc. (''CGII'') has the sole power to vote 13,955,890 shares and has the sole power to dispose of 16,787,290 shares. CGII is the parent company of five investment management companies that hold investment power and, in some cases, voting power over the shares of Guidant stock reported in CGII's Schedule 13G.

(3) Capital Research and Management Company (''CRMC'') has the sole power to dispose of 16,271,000 shares.

The information with respect to AMVESCAP, Plc, Capital Group International, Inc., Capital Research and Management Company and their respective related parties is based on copies of statements on Schedule 13G which were filed under the Securities Exchange Act of 1934, as amended, by the entities listed above and which were received by Guidant.

Directors' Compensation

Directors who are employees of Guidant receive no additional compensation for serving on the Board or its committees. Directors who are not employees of Guidant receive compensation for Board service. This compensation includes:

Annual Retainer:	Grant of option to purchase 4,000 shares of Guidant's common stock (the option price equals the fair market value on the date of grant). Grant of number of shares of restricted stock determined by dividing $50,000 by the fair market value of a share of Guidant common stock on the date of grant.
Attendance Fees:	$2,000 for each Board meeting $2,000 for each committee meeting, if not held in conjunction with a Board meeting Reasonable expenses related to attendance
Committee Chairman Retainer:	$2,500 annually for Management Development and Compensation and Corporate Governance Committees $5,000 annually for Audit and Compliance Committees

The options granted as part of the annual retainer have a ten-year term and vest three years after the date of the grant. The restrictions on the restricted stock terminate as of the next annual meeting of shareholders following the grant. The grants are made on the date of each annual meeting of shareholders pursuant to the terms of the Directors Stock Plan.

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table shows the annual compensation paid by Guidant to Guidant's Chief Executive Officer for 1999, and each of the four most highly compensated executive officers other than the Chief Executive Officer, who were serving as executive officers as of December 31, 1999 (the ''Named Executive Officers''). The compensation of the Named Executive Officers is reported for each of the last three years.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation(1) Awards		
Name and Principal Position	**Year**	**Salary**	**Bonus(2)**	**Other Annual Compensation**	**Restricted Stock Award(3)**	**Number of Securities Underlying Options Granted(4)**	**All Other Compensation(5)**
James M. Cornelius	1999	$676,236	$ 624,000	$13,214	$2,737,500	200,000	$38,612
Chairman of the Board	1998	650,200	1,300,000	835	0	450,000	71,522
	1997	625,200	812,000	0	0	350,000	50,016
						150,000(6)	
Ronald W. Dollens	1999	475,008	456,000	10,454	2,190,000	130,000	38,001
President and Chief Executive Officer	1998	426,000	680,000	2,222	0	288,000	46,860
	1997	387,240	362,500	9,947	0	224,000	30,979
J.B. King	1999	330,720	144,000	10,452	1,095,000	60,000	26,458
Vice President, General Counsel and	1998	318,000	300,000	24,760	0	144,000	34,980
Secretary	1997	300,000	145,000	13,896	0	112,000	21,142
A. Jay Graf	1999	327,000	144,000	11,687	1,095,000	60,000	27,523
Group Chairman(8)	1998	300,000	300,000	7,720	0	144,000	33,000
	1997	274,740	145,000	430	0	112,000	21,979
Richard M. van Oostrom	1999	294,108	144,000	177,895(7)	1,095,000	60,000	23,604
President of Operations, Europe, Middle	1998	282,780	300,000	345,905(7)	0	144,000	31,106
East and Africa(9)	1997	264,230	145,000	366,525(7)	0	112,000	21,142

(1) During the years indicated, no long-term incentive plan payouts were made and no stock appreciation rights were granted.

(2) Represents amounts awarded in cash under the Guidant Corporation Economic Value Added (EVA*) Bonus Plan (the ''EVA Bonus Plan'').

(3) Messrs. Cornelius, Dollens, King, Graf and van Oostrom each received an award of shares of restricted stock in January 1999. The dollar value of the shares of stock is based upon the closing market price of the Company's stock on the date of grant. The aggregate number of shares of restricted stock held by Named Executive Officers at 12/31/99 and the value of such shares on that date (based upon a closing stock price of $47.00 per share) are as follows: Mr. Cornelius held 50,000 shares valued at $2,350,000; Mr. Dollens held 40,000 shares valued at $1,880,000; and each of Messrs. King, Graf and van Oostrom held 20,000 shares valued at $940,000.

(4) Options to acquire Guidant common stock. The number of shares for 1997 and 1998 has been adjusted to reflect the two-for-one stock split which was effective in January 1999.

(5) Contributions by Guidant to the executive's account in the ESSOP.

(6) An option to purchase 150,000 shares of Guidant's common stock was granted to Mr. Cornelius to compensate him for the reduction in his expected retirement benefits that was an unanticipated consequence of the transition from Lilly. These options vest upon the retirement of Mr. Cornelius.

(7) Allowances paid for service outside the United States, consisting primarily of tax equalization payments, housing allowances and cost of living adjustments.

(8) Mr. Graf began serving in this position as of March 1, 2000.

(9) As of January 1, 2000, Mr. van Oostrom is serving as Chairman of the Guidant European Policy Board.

*EVA® is a registered trademark of Stern Stewart & Co.

Stock Option Grants

The following table provides information on options to purchase Guidant common stock granted in 1999 to the Named Executive Officers pursuant to the 1998 Stock Plan.

Option Shares Granted in Fiscal Year 1999(1)

Individual Grants

Name	Number of Securities Underlying Options Granted	% of Total Option Shares Granted to Employees in Fiscal Year	Exercise or Base Price Per Share(2)	Expiration Date	Grant Date Present Values(3)
James M. Cornelius	200,000	2.4%	$53.98	1/15/09	$3,511,000
Ronald W. Dollens	130,000	1.5%	$53.98	1/15/09	2,282,150
J.B. King	60,000	0.71%	$53.98	1/15/09	1,053,300
A. Jay Graf	60,000	0.71%	$53.98	1/15/09	1,053,300
Richard M. van Oostrom	60,000	0.71%	$53.98	1/15/09	1,053,300

(1) Stock appreciation rights were not granted during 1999.

(2) The fair market value of Guidant's common stock on the date of grant. All of the options will become exercisable beginning on January 15, 2002.

(3) These values were established using the Black-Scholes stock option valuation model. Assumptions used to calculate the Grant Date Present Value of these option shares were:

(a) Expected Volatility—The average variance in the percent change in monthly closing stock price during the period from April 1996 through September 1998, which was 38.6%.

(b) Risk Free Rate of Return—The assumed rate for a U.S. Treasury obligation having a term of 7 years during the month of grant based on the actual 5 and 10-year U.S. Treasury rates as published in the *Federal Reserve Statistical Release*, which was 4.73%.

(c) Time of Exercise—The expected average actual option term, which was 7 years.

(d) Turnover—The expected turnover rate for executives who receive stock options, which is 10%.

The disclosure above is required pursuant to executive compensation disclosure rules of the Securities and Exchange Commission. However, Guidant does not believe that the Black-Scholes model, or any other valuation model, is a reliable method of computing the present value of Guidant's employee stock options. The value ultimately realized, if any, will depend on the amount that the market price of the stock exceeds the exercise price on the date of exercise.

Stock Option Exercises and Option Values

The following table contains information concerning Guidant stock options exercised during 1999 and stock options unexercised at the end of 1999 with respect to the Named Executive Officers.

Aggregated Option Shares Exercised in Fiscal Year 1999 and Fiscal Year 1999 Year End Values(1)

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In The Money Options at Fiscal Year End(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James M. Cornelius	471,076	$21,799,861	500,000	1,150,000	$18,117,500	$13,918,250
Ronald W. Dollens	80,000	$ 3,934,616	901,404	642,000	$35,362,631	$ 7,335,680
J.B. King	160,000	$ 7,879,481	358,944	316,000	$13,581,284	$ 3,667,840
A. Jay Graf	147,584	$ 7,059,776	345,136	316,000	$13,093,814	$ 3,667,840
Richard M. van Oostrom . .	–0–	–0–	490,860	316,000	$19,422,498	$ 3,667,840

(1) No stock appreciation rights were outstanding during 1999.

(2) Represents the amount by which the market price of Guidant's common stock exceeded the exercise prices of unexercised options on December 31, 1999.

Retirement Plan

Pension Plan Table

Average Annual Earnings (Highest 5 of Last 10 Years)	Estimated Annual Benefit(1)
$ 375,000	$ 177,947
525,000	251,678
675,000	325,409
825,000	399,140
975,000	472,871
1,125,000	546,602
1,275,000	620,333
1,425,000	694,064
1,575,000	767,795
1,725,000	841,526
1,875,000	915,257
2,025,000	988,988
2,175,000	1,062,719
2,325,000	1,136,450
2,475,000	1,210,181

(1) Assuming the executive officer is age 65 upon retirement, the estimated annual benefit payable to an executive officer will not vary with years of service.

Certain executive officers of Guidant participate in one or both of two defined benefit pension plans that Guidant established: the Guidant Retirement Plan (the ''Retirement Plan'') and the Guidant Excess Benefit Plan —Retirement (the ''Excess Plan''). The Retirement Plan is a tax-qualified plan that determines benefits under a formula that takes into account a participant's years of service and average annual earnings through the date of the split-off from Lilly in September 1995. The Excess Plan is a non-qualified plan that supplements the Retirement Plan to provide a total pension benefit based on the Lilly Retirement Plan benefit formula (but without proration for years of service less than 35) and the participant's total years of service and average annual earnings with Guidant and Lilly. (This benefit is determined without regard to certain limitations applicable to tax-qualified benefits under the Internal Revenue Code.) Pension benefits earned under this formula are illustrated in the above Pension Plan Table. The enhanced benefit provided by the Excess Plan is offset by (a) any benefits payable to the participant under the Retirement Plan and the Lilly pension plans; and (b) the portion of the participant's benefits under The Guidant Employee Savings and Stock Ownership Plan (''ESSOP'') and The Guidant Excess Benefit Plan—Savings (''Excess Savings Plan'') attributable to Guidant's Retirement ESOP contributions.

Messrs. Dollens and Graf are entitled to receive retirement benefits under the Retirement Plan. Messrs. Cornelius, Dollens, Graf, and van Oostrom are entitled to receive retirement benefits under the Excess Plan. The Pension Plan Table sets forth a range of annual retirement benefits for graduated levels of average annual earnings (consisting of Salary and Bonus as set forth in the Summary Compensation Table on page 11) assuming retirement at age 65 with a 50% survivor income benefit. (The Excess Plan provides Messrs. Cornelius, Dollens, Graf, and van Oostrom with a subsidized 100% survivor annuity.) As noted above, however, the amounts payable to the retired employee under the Excess Plan are reduced for benefits attributable to Guidant Retirement ESOP contributions to the ESSOP and the Excess Savings Plan and amounts payable under the Retirement Plan and Lilly pension plans. The amounts shown in the table are not subject to reduction for Social Security benefits.

The years of service credited to the applicable Named Executive Officers are: Mr. Cornelius, 32 years; Mr. Dollens, 27 years; Mr. Graf, 23 years; and Mr. van Oostrom, 29 years. Mr. Cornelius currently receives retirement benefits under Lilly pension plans. Mr. King is not eligible to receive any benefits under Guidant's pension plans.

Change-in-Control Severance Pay Plan

Guidant has adopted a change-in-control severance pay program (''Program'') covering most employees of Guidant and its subsidiaries, including Guidant's executive officers. In general, the Program would provide severance payments and benefits to eligible employees and executive officers in the event of their termination of employment under certain circumstances within fixed periods of time following a change-in-control. A ''change-in-control'' would occur if 20% or more of Guidant's voting stock were acquired by an entity other than Guidant, a subsidiary, or an employee benefit plan of Guidant. There are additional conditions that could result in a change-in-control event. The Program would not be subject to amendment by the Board, whether prior to or following a change-in-control, in any manner adverse to a participant without his or her prior written consent.

Under the portion of the Program covering the Named Executive Officers, each would be entitled to severance payments and benefits in the event that his or her employment is terminated following a change-in-control (i) without ''cause'' by Guidant; (ii) for ''good reason'' by the executive officer, each as defined in the Program; or (iii) for a limited period of time, for any reason by the executive officer. In such case, the executive officer would be entitled to a severance payment equal to three times his or her current annual cash compensation and bonuses. Additional benefits would include a pension supplement and full and immediate vesting of all stock options and other equity incentives. In the event that any payments made in connection with the change-in-control would be subject to the excise tax imposed under Section 4999 of the Code as a result of the aggregate compensation payments and benefits made to the individual, under the Program or otherwise, in connection with a change-in-control, Guidant is obligated to make whole the individual with respect to such excise tax.

Management Development and Compensation Committee Report

The Management Development and Compensation Committee of Guidant (the ''Committee'') consists of four non-employee and independent directors. The Committee is responsible for reviewing the compensation policies and practices of Guidant, including for Guidant's executive officers, and establishing the salaries of executive officers. The Committee also administers the 1994 Stock Plan and 1998 Stock Plan covering executive officers. The current Committee members are Mr. Step (Chair), Mr. Falla, Ms. King and Dr. Novitch.

A. Executive Compensation Policy

The Committee's executive compensation policy is based on principles that guide Guidant in establishing all its compensation programs. Consistent with past practices, compensation programs for Guidant in 1999, including those for executive officers, were designed to attract, retain and motivate highly talented individuals. In addition, the programs were designed to be cost-effective and to treat all employees fairly. To that end, Guidant's compensation programs shared the following characteristics:

- Compensation of Guidant's employees, including that of executive officers, was based on the level of job responsibility, the individual's level of performance and Guidant's performance. Members of senior management had a greater portion of their pay based on Company performance than other employees.
- Compensation also reflected the value of the job in the marketplace. To retain Guidant's highly skilled work force, Guidant attempted to remain competitive with the pay of employers of a similar stature who compete with Guidant for talent.
- Compensation programs were developed and administered to foster the long-term focus required for success in a highly competitive, innovation-based industry.

The Committee believes that Guidant's executive total compensation program in 1999 reflected the fundamental principles described above and provided executives strong incentives to maximize Company performance and therefore enhance shareholder value. The program consisted of both annual and long-term elements. The Committee believes that the various components of compensation should be considered collectively in order to properly assess the appropriateness of Guidant's program to the attainment of its objectives.

In establishing Guidant's total compensation, a variety of measures of historical and projected Company performance were considered. This review included such measures as sales, net income, stock price appreciation, product market shares, sales and general administrative expenses as a percentage of net sales and total market value. This data formed the basis for the assessment of the overall performance and prospects of Guidant that underpinned the judgment used in establishing total compensation ranges. In evaluating these factors, the Committee did not assign relative weights or rankings to each factor. Rather, the Committee made a subjective determination based on a collective consideration of all such factors.

In 1999, the Committee compared Guidant's total compensation package with those of global medical device companies of comparable size and stature to Guidant (the ''Guidant Peer Group'').

The Committee used the data generated from the Guidant Peer Group primarily as a benchmark to ensure that Guidant's total compensation was within the broad range of comparative pay in the Guidant Peer Group. In some instances, the Committee recognized that compensation levels would require continued adjustment over time in order to fall within an acceptable range and to avoid an abrupt change. The Committee did not, however, target a specific position in the range of comparative data for each individual or for each component of compensation. Individual amounts were established in view of the comparative data and such other factors as level of responsibility, prior experience and the subjective judgment as to individual contribution. The Committee did not assign these factors specific mathematical weights; rather, it exercised judgment and discretion in the information reviewed and the analysis considered.

In 1999, Guidant also periodically retained outside compensation and benefits consultants to assist in the evaluation of salary and incentive compensation programs for Guidant's executive officers. Such independent consultants provided an additional measure of assurance that Guidant's programs were reasonable and appropriate to Guidant's objectives.

The Committee believes that Guidant's overall compensation program in 1999 was appropriate and competitive and that the compensation levels of Guidant's executive officers were appropriate relative to the corporate performance and the compensation levels of persons in similar positions in the Guidant Peer Group.

B. Elements of Compensation

Annual Compensation. In 1999, annual cash compensation for Guidant's executive officers consisted of two components — base salary and a cash bonus. Individual base salary increases are determined primarily by individual performance and comparison to marketplace data. Assessment of an individual's performance includes consideration of a person's impact on financial performance, as well as judgment, creativity, effectiveness in developing subordinates and a diverse organization, and contributions to improvement in the quality of Guidant's products, services and operations. Cash bonuses are connected to economic value added milestones, which attempt to measure economic value created for shareholders. Cash bonuses in the future are at risk and determined by the attainability of EVA targets. Economic value is created when Guidant's after-tax operating income exceeds the cost of the capital employed in the business. Subject to certain adjustments, capital is represented by the net assets employed in Guidant's operations. Currently, Guidant utilizes a target weighted average after-tax cost of capital of 13½%. Therefore, the size of bonuses varies directly with the amount by which after-tax operating profit exceeds the cost of capital.

Long-Term Incentives. In 1999, stock options were utilized as a method of providing long-term incentives for many employees, including executive officers. In 1999, 7,350 employees of Guidant received a stock option award. Guidant believes that stock options emphasize the long-term focus necessary for continued success in the innovation-based medical device business. Guidant has emphasized the importance of equity ownership by employees at all levels, particularly individuals in leadership roles, including executive officers, to ensure proper focus on shareholder value.

C. Compensation of the Chairman and Chief Executive Officer

In 1999, the compensation of James M. Cornelius, Chairman, and Ronald W. Dollens, President and Chief Executive Officer, consisted of the same components as for other senior executives — base salary, bonus, restricted stock and stock options.

In considering Mr. Cornelius' and Mr. Dollens' 1999 total cash compensation, the Committee considered the Company's strong 1998 growth in sales as well as net income and earnings per share, excluding special charges. The Committee determined that increases of $26,036 and $49,008 to Mr. Cornelius' and Mr. Dollens' base salaries, respectively, would allow their cash compensation to be within the middle range relative to persons in similar positions in the Guidant Peer Group.

For 1999, Mr. Cornelius and Mr. Dollens earned $624,000 and $456,000, respectively, under the EVA Bonus Plan, which was paid in early 2000. For 1999, consistent with the goal of linking a greater portion of executive officer compensation to Company performance, Mr. Cornelius' and Mr. Dollens' total compensation program was structured such that if Guidant achieved or exceeded certain EVA targets, the performance-based bonus would represent a higher proportion of combined salary and bonus.

In January, 1999, the Committee granted Mr. Cornelius and Mr. Dollens options to purchase 200,000 and 130,000 shares, respectively, of Company common stock at $53.98, the fair market value of Guidant common stock on the date of grant. Additionally, in January, 1999, the Committee awarded Mr. Cornelius and Mr. Dollens 50,000 and 40,000 shares, respectively, of restricted Guidant common stock. The Committee decreased the number of options granted to Mr. Cornelius and Mr. Dollens in 1999 from 1998 due to the Committee's decision to make a grant of restricted stock in addition to the grant of stock options. In determining the aggregate size of the grant of options and restricted stock, the Committee considered a number of factors, including option grants and restricted stock grants to other executive officers in similar positions in the Guidant Peer Group, the size of the option grant and restricted stock grant relative to grants received by other Company personnel and the responsibility of Mr. Cornelius and Mr. Dollens for the management of Guidant, and considered various value estimations which the Committee determined were consistent with Mr. Cornelius' and Mr. Dollens' responsibilities to Guidant. Guidant also considered the size of previous grants of options to these individuals. The Committee believed the size of the grants of options and restricted stock was sufficient to give Mr. Cornelius and Mr. Dollens a substantial equity position that would provide appropriate incentives to increase long-term shareholder value

D. Adjustments for Economic Value Added Bonus

Reported earnings for 1999 include one-time special charges in the amount of $102.0 million related to the acquisitions of Intermedics, Inc. and CardioThoracic Systems, Inc. (''CTS''). The CTS acquisition occurred in the second half of 1999 and, therefore, has been eliminated from the 1999 economic value added bonus calculation. The Committee generally believes that employees should not be penalized in the current year by the implementation of strategic business actions in the latter portion of the year which are designed to prepare the Company for enhanced competitiveness in the future. The Intermedics transaction occurred in the first half of the year. Therefore, the one-time special charges were eliminated from the income portion of the calculation but included, along with other Intermedics assets acquired, in the cost of capital charge for current and future economic value added calculations.

Management Development and Compensation Committee

Eugene L. Step (Chair)

Enrique C. Falla | Susan B. King | Mark Novitch, M.D.

Performance Graph

The following performance graph compares the cumulative total shareholder return on Guidant's common stock with Standard & Poor's 500 Stock Index and Standard & Poor's Health Care (Medical Products and Supplies) Index for the period beginning on December 31, 1994 and ending on December 31, 1999. The graph is constructed on the assumption that $100 was invested on December 31, 1994 in each of Guidant's common stock, Standard & Poor's 500 Stock Index and Standard & Poor's Health Care Index. The companies in the Standard & Poor's Health Care Index are the same companies in the Guidant Peer Group used by Guidant's Management Development and Compensation Committee to compare compensation levels for Guidant's executive officers. These companies are C.R. Bard; Bausch & Lomb; Baxter International; Becton Dickinson; Biomet; Boston Scientific; Guidant; Medtronic and St. Jude Medical.

Comparison of Cumulative Total Return*
Among Guidant, S&P 500 Stock Index,
and S&P Health Care Index



1600
1400
1200
1000
800
600
400
200
0
Guidant
S&P 500
S&P Health Care
1,181.41
351.12
322.87
1994
1995
1996
1997
1998
1999

	Base Period 1994	1995	1996	1997	1998	1999
Guidant	100	264.49	357.52	781.81	1,382.5	1,181.41
S&P 500	100	137.58	169.17	225.60	290.08	351.12
S&P Health Care	100	169.01	193.98	241.84	348.58	322.87

*Total return assumes reinvestment of dividends.

Item 2. PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors, on the recommendation of the Audit Committee, has appointed the firm of Ernst & Young LLP as independent auditors for Guidant for the year 2000. In accordance with the By-Laws of Guidant, this appointment will be submitted to the shareholders for ratification. Ernst & Young LLP served as the independent auditors for Guidant in 1999. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will be available to respond to appropriate questions. Those representatives will have the opportunity to make a statement if they desire to do so.

Ratification of this appointment requires that the number of votes cast in favor of ratification exceed the number of votes cast opposing ratification. Only votes cast for or against ratification will be counted, except

that the accompanying proxy card will be voted in favor of ratification in the absence of instructions to the contrary. Abstentions and broker non-votes will not change the number of votes cast for or against the proposal.

The Board of Directors recommends that the shareholders vote FOR ratification of the appointment of Ernst & Young LLP as independent auditors for the year 2000.

Item 3. OTHER MATTERS

As of the date of this Proxy Statement, the management of Guidant has no knowledge of any matters to be presented for consideration at the meeting other than those described in this Proxy Statement. If any other matters properly come before the meeting, the accompanying proxy card confers discretionary authority with respect to those matters, and the persons named in the accompanying proxy card intend to vote that proxy to the extent entitled in accordance with their best judgment. Under the rules of the Securities and Exchange Commission, the individuals named on the proxy card as proxies can use their discretionary authority to vote on shareholder proposals if the proponent of the proposal does not give Guidant sufficient notice of the proposal. The proponent must notify Guidant of the proposal at least 45 days before the date Guidant mailed the prior year's proxy materials. Additionally, the proponent must include information regarding the nature of the proposal as required by Guidant's By-Laws. Therefore, for purposes of Guidant's 2001 Annual Meeting of Shareholders, unless Guidant receives notice of the proposals by February 14, 2001, Guidant's proxies can exercise their discretionary voting authority to vote on the shareholder proposals.

Guidant will bear all expenses in connection with solicitation of proxies. Guidant will pay brokers, nominees, fiduciaries or other custodians their reasonable expenses for sending proxy material to, and obtaining instructions from, persons for whom they hold stock of Guidant. Guidant expects to solicit proxies primarily by mail, but directors, officers and other employees of Guidant may also solicit in person, by telephone, by telegraph, or by mail.

First Chicago Trust Company of New York has been retained to receive and tabulate proxies and to provide representatives to act as inspectors of election for the Annual Meeting.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the Securities and Exchange Commission rules relating to reporting of changes of beneficial ownership of Company common stock, three executive officers of the Company did not timely file a report during the last fiscal year due to inadvertence. The reports related to the following transactions: one report of Mr. Dollens pertaining to an exercise of stock options, one report of Mr. Graf pertaining to an exercise of stock options, and one report of Mr. Baumgardt pertaining to the sale of shares. Upon discovery, the oversights were promptly corrected.

By order of the Board of Directors,

J.B. King
Secretary

March 30, 2000